UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Qihoo 360 Technology Co. Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

74734M109(1)

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	This CUSIP number applies to the Issuer’s American depositary shares, every two representing three Class A ordinary shares.

CUSIP No.: 74734M109

(1)	Name of Reporting Persons Shu Cao

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 6,714,046

(6) Shared Voting Power 0

(7) Sole Dispositive Power 6,714,046

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,714,046

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

(11)	Percent of Class Represented by Amount in Row 9 3.5% (1)

(12)	Type of Reporting Person* IN

(1)	As a percentage of 193,416,331 total outstanding issued Class A and Class B ordinary shares as of December 31, 2014. The voting power of the ordinary shares beneficially owned by the reporting person represents 2.1% of total outstanding voting power of all Class A and Class B ordinary shares.

1

CUSIP No.: 74734M109

(1)	Name of Reporting Persons Sino Honor Limited

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 6,639,435

(6) Shared Voting Power 0

(7) Sole Dispositive Power 6,639,435

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,639,435

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

(11)	Percent of Class Represented by Amount in Row 9 3.4% (1)

(12)	Type of Reporting Person* CO

(1)	As a percentage of 193,416,331 total outstanding issued Class A and Class B ordinary shares as of December 31, 2014. The voting power of the ordinary shares beneficially owned by the reporting person represents 2.1% of total outstanding voting power of all Class A and Class B ordinary shares.

2

Item 1(a)	Name of Issuer: Qihoo 360 Technology Co. Ltd.
Item 1(b)	Address of Issuer’s Principal Executive Offices: Qihoo 360 Technology Co. Ltd., Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People's Republic of China
Item 2(a)	Name of Person Filing: Shu Cao Sino Honor Limited
Item 2(b)

Address of Principal Business Office or, if none, Residence:

For all reporting persons:

c/o Qihoo 360 Technology Co. Ltd., Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People's Republic of China

Item 2(c)	Citizenship: Shu Cao: People’s Republic of China Sino Honor Limited: British Virgin Islands
Item 2(d)

Title of Class of Securities:

Class A ordinary shares

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Each Class B ordinary shares is entitled to five votes, whereas each Class A ordinary share is entitled to one vote.

Item 2(e)	CUSIP Number: 74734M109

Item 3	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not Applicable

3

Item 4	Ownership.

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2014.

			Number of shares as to which such person has:
Report Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Shu Cao	6,714,046 ordinary shares(2)	3.5%(3)	6,714,046 ordinary shares	0	6,714,046 ordinary shares	0

Sino Honor Limited	6,639,435 ordinary shares(4)	3.4%(5)	6,639,435 ordinary shares	0	6,639,435 ordinary shares	0

(1)	As a percentage of 193,416,331 total outstanding issued Class A and Class B ordinary shares as of December 31, 2014.

(2)	Consists of (i) 5,425,641 Class A ordinary shares in the form of American depositary shares, (ii) 337,230 Class B ordinary shares, (iii) 876,564 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days of December 31, 2014, all of which are held by Sino Honor Limited (“Sino Honor”), a British Virgin Islands company wholly-owned by Mr. Cao, (iv) 24,026 Class A ordinary shares in the form of American depositary shares, (v) 11,998 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days of December 31, 2014, all of which are held by Mr. Cao, (vi) 28,584 Class A ordinary shares in the form of American depositary shares, (vii) one Class B ordinary share and (viii) 10,002 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days of December 31, 2014, all of which are held by Flying Great Limited (“Flying Great”), a British Virgin Islands company wholly-owned by Mr. Cao. Mr. Cao expressly disclaims beneficial ownership in the 6,302,205 Class A and 337,230 Class B ordinary shares held by Sino Honor, which were allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme.

(3)	The voting power of the ordinary shares beneficially owned by the reporting person represents 2.1% of total outstanding voting power of all Class A and Class B ordinary shares.

(4)	Consists of (i) 5,425,641 Class A ordinary shares in the form of American depositary shares, (ii) 337,230 Class B ordinary shares and (iii) 876,564 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days of December 31, 2014. Sino Honor disclaims beneficial ownership in all of those shares, which were allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme.

(5)	The voting power of the ordinary shares beneficially owned by the reporting person represents 2.1% of total outstanding voting power of all Class A and Class B ordinary shares.

Item 5	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8	Identification and Classification of Members of the Group.
Not Applicable

4

Item 9	Notice of Dissolution of Group.
Not Applicable

Item 10	Certifications.
Not Applicable

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

Shu Cao	/s/Shu Cao
Shu Cao

Sino Honor Limited	By:	/s/Shu Cao
	Name:	Shu Cao
	Title:	Director

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value $0.001 per share, of Qihoo 360 Technology Co. Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 13, 2015.

Shu Cao	/s/Shu Cao
Shu Cao

Sino Honor Limited	By:	/s/ Shu Cao
	Name:	Shu Cao
	Title:	Director

[Signature Page to Joint Filing Agreement]